116 Huntington Avenue

Boston, MA 02116

June 27, 2007

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Hauber
Robert S. Littlepage, Jr.

Re:	American Tower Corporation (File No.: 001-14195)
Form 10-K for Fiscal Year Ended December 31, 2006, filed February 28, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007, filed May 8, 2007

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated June 14, 2007 (the “Letter”) relating to American Tower’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”). The comments submitted also arise out of the Company’s response letter dated May 17, 2007 (the “Prior Response”) to the Staff’s letter dated April 25, 2007. The responses here are keyed to the numbering of the comments in the Letter and appear below following the comments, which are restated below in italics for convenient reference.

Form 10-K for Fiscal Year Ended December 31, 2006

Note 2. Stock-Based Compensation, page F-16

Remediation Plan Related to Review of Stock Option Granting Practices and Related Accounting, page F-19

1.	We note your response to prior comment 1. In your analysis of the modifications to awards held by former employees, clarify your statement that the modifications did not apply to all instruments of the same class. Tell us how you made this determination.

RESPONSE:

All stock options issued pursuant to the American Tower Systems Corporation 1997 Stock Option Plan (the “Plan”) are considered similar instruments of the same class. Only certain stock options granted under the Plan were modified in conjunction with the Company’s remediation plan, as disclosed in the 2006 Form 10-K. With respect to former employees, the Company has only taken action to modify options held by one former employee who, as a former officer of the Company, was requested to (and did) participate in the remediation plan. Accordingly, the modifications did not apply generally to former employees who held options under the Plan. As a result, the Company determined that the modifications did not apply to all instruments of the same class.

Tax Consequences under Internal Revenue Code Section 409A, page F-20

2.	We note your response to prior comment 2, in which you state that you have determined that $0.6 million of additional pre-tax compensation expense should have been recorded during the quarter ended December 31, 2006. Explain in more detail what this amount represents and tell us how you calculated it. Clarify whether this amount was in addition to the total incremental benefit of $0.6 million that you describe on page 6 of your response.

RESPONSE:

The $0.6 million of additional pre-tax compensation expense relates to cash payments by the Company with respect to unvested stock options tendered in the Company’s December 2006 tender offer. These payments were effectively cash settlements of a portion of the unvested options, since it was deemed that no future service was required by the option holders to earn the cash payment. Paragraph 55 of Statement of Financial Accounting Standards (“SFAS”) No. 123R indicates that cash settlement accelerates the recognition of compensation cost for any unvested portion of the arrangement that was settled: “…An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.” To determine the amount of the original option that was settled, the Company calculated the relative fair value of the cash payment to the option’s fair value immediately before modification and applied such percentage to the unrecognized stock compensation expense, as follows (dollars in millions):

Aggregate Cash Payment to Option Holders	$3.9
Fair Value of Options Prior to Modification	$80.3
Cash Payment as Percentage of Fair Value of Options Prior to Modification	5%
Unrecognized Stock Compensation Expense Prior to Modification(1)	$13.0
Stock-Based Compensation Associated with Cash Payment(2)	$0.6

(1)	Reflects portion of stock compensation expense attributable to unvested options that were tendered in the tender offer.
(2)	Calculated by multiplying the “Cash Payment as Percentage of Fair Value of Options Prior to Modification” by the “Unrecognized Stock Compensation Expense Prior to Modification.”

The $0.6 million of additional pre-tax compensation expense discussed above is incremental to the $0.6 million described on page 6 of the Prior Response.

Note 11. ATC International Transactions, page F-40

3.	We note your response to prior comment 3. In order to help us understand the events associated with the issuance and subsequent repurchase of equity interests in ATC Mexico and ATC South America, please tell us your basis in the accounting literature for your accounting treatment of these transactions. In addition, please address the following items:

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Tell us the terms of the put rights associated with the stock sold to Mr. Gearon and the stock issued upon the exercise of options, including the exercise dates and settlement provisions. Tell us how you assessed these rights in determining the appropriate accounting treatment for these transactions.

•	Explain to us all of the terms of the Company’s call rights associated with Mr. Gearon's interests in ATC Mexico Holding and ATC South America.

•	Tell us how you determined that variable accounting was not required for the stock issued to Mr. Gearon or the options issued under the ATCM Stock Option Plan and the ATCSA Stock Option Plan.

•	Tell us your consideration of EITF 87-23 with respect to the accounting for these issuances.

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We note that Mr. Gearon purchased his interests in ATC Mexico, in part, through the issuance of a promissory note. Tell us the terms of this loan and its impact, if any, on your accounting treatment of the shares issued.

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We note, as consideration for the purchase of Mr. Gearon’s interest in ATC Mexico Holding, you issued 2,203,968 shares of Class A common stock and paid $3.7 million in cash. Explain to us the circumstances that resulted in your issuance of common stock to Mr. Gearon for his interest in ATC Mexico. Tell us if this was a term of the original put agreement or as a result of a subsequent negotiation. Explain to us your consideration of this when determining the appropriate accounting treatment for these transactions.

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Explain to us your consideration of the subsequent renegotiations of the methodologies for determining the fair value of Mr. Gearon’s interests in ATC Mexico Holding and ATC South America when determining the appropriate accounting for these transactions.

RESPONSE:

ATC Mexico – Overview of Transactions and Related Accounting

The Company’s issuance and subsequent repurchase of equity interests in ATC Mexico Holding Corp. (“ATCM”) and the related accounting treatment is described below. The following includes a summary of the transactions under the Stockholder/Optionee Agreement (the “2001 Agreement”) filed with the Commission as Exhibit 10.28 to the Company’s Form 10-K for the year ended December 31, 2001, filed April 1, 2002.

October 2001—Sale of Equity Interest to Mr. Gearon: As set forth in the Prior Response, in October 2001, the Company sold an 8.8% interest in ATCM to Mr. Gearon. The sale price to Mr. Gearon of $8.4 million represented the fair market value of an 8.8% interest in ATCM on the date of the sale based on the Board’s assessment of fair value, determined with the assistance of an appraisal from an independent third-party financial advisor. Mr. Gearon paid the Company $1.7 million in cash and delivered a secured promissory note for the remaining purchase price of $6.7 million.

At the time of issuance of the 8.8% interest in ATCM, the fair market value of the ATCM shares issued to Mr. Gearon approximated their book value. Accordingly, no gain or loss was recorded by American Tower on the purchase of shares by Mr. Gearon. The Company accounted for the sale by recording the cash received, the note receivable and minority interest. From October 2001 onward, the Company reflected the $8.4 million along with Mr. Gearon’s portion of the earnings of ATCM as minority interest.

The 2001 Agreement contained put/call provisions with respect to shares of ATCM stock (in Section 6 of the 2001 Agreement). The put provision granted Mr. Gearon the right to require the Company to purchase his interests in ATCM, at fair market value, any time after the earliest to occur of July 1, 2004, a change in control of the Company or ATCM (which definition, in the case of the Company, included a change with respect to the Company’s Chairman and Chief Executive Officer), or Mr. Gearon’s death or disability. The call provision granted the Company the right to purchase Mr. Gearon’s interests in ATCM, at fair market value, any time after the earliest to occur of July 1, 2005, Mr. Gearon’s death or disability, certain events involving the termination of Mr. Gearon’s employment or certain failures to perform or breaches of the 2001 Agreement by Mr. Gearon. The 2001 Agreement specifically provided that the put and call rights could not be exercised prior to six months and one day from the issuance of the ATCM stock. The Company determined variable accounting was not required for this transaction, as discussed on page 8 of this response.

October 2001 – Option Grants: As set forth in the Prior Response, in October 2001, the Company reserved a 3.2% interest in ATCM for issuance pursuant to the ATCM Stock Option Plan based on the fair market value assessment noted for the sale of an equity interest in ATCM to Mr. Gearon noted above. Each of the recipients of options (the “Optionholders”) granted pursuant to the ATCM Stock Option Plan became parties to the 2001 Agreement. Under the terms of the ATCM Stock Option Plan and the agreements for the options granted thereunder, the options were to vest in full upon the earlier of July 1, 2006, the date the put or call rights had been exercised by Mr. Gearon or the Company, as applicable, or in connection with certain changes in control. In accordance with Section 6(a) of the 2001 Agreement and Section 16(b) of the ATCM Stock Option Plan, once the Optionholders exercised their options, they had the right to require the Company to purchase their interests in ATCM, but in no event earlier than six months and one day from the issuance of the ATCM stock.

The stock options granted in October 2001 pursuant to the ATCM Stock Option Plan had a fixed number of shares, a fixed exercise price that was equal to the fair market value on the date of the grant and were issued to employees as defined in paragraph 11 of Financial Accounting Standards Board (“FASB”) Interpretation No. 44 (“FIN 44”). Accordingly, the grants were accounted for as fixed awards, with no variable accounting required.

January 2004 – Exercise of Mr. Gearon’s Put Right: In January 2004, Mr. Gearon exercised his put right, which had been triggered by a change in control of the Company (as defined in the 2001 Agreement) with respect to the Company’s Chairman and Chief Executive Officer. In April 2004, the Company repurchased Mr. Gearon’s interest in ATCM at its then fair market value, based on a fairness opinion obtained by the Company from an independent third-party financial advisor. In purchasing the shares, the Company paid 80% of the aggregate purchase price, with the remaining 20% of the net purchase price contingent upon ATCM satisfying certain financial performance criteria. The Company determined that these payment terms and related financial performance criteria would further validate the assumptions used in the fair market valuation. In accordance with SFAS No. 141, the acquisition of ATCM stock by the Company was accounted for under the purchase method of accounting. The purchase price was allocated to the net assets acquired (principally acquired customer base intangible assets) and liabilities assumed based on the estimated fair values at the date of acquisition.

In February 2005, the Company’s Board of Directors determined that the performance criteria had been satisfied, and the Company paid the 20% contingent consideration to Mr. Gearon. Paragraph 27 of SFAS No. 141 states that contingent consideration typically should be recorded when the contingency is resolved and the consideration is issued or becomes issuable. Paragraph 26 states that consideration issuable at the expiration of the contingency period shall be disclosed but not recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt. The contingencies were not resolved until February 2005, and therefore, the additional consideration was paid and adjustments to purchase accounting were recorded consistent with SFAS No. 141 at that time.

Vesting and Exercise of Options: In accordance with the 2001 Agreement, all options granted pursuant to the ATCM Stock Option Plan vested in full in connection with the exercise of Mr. Gearon’s put right. In March 2004, all of such options were exercised by the Optionholders, who received shares of ATCM stock upon exercise and payment of the exercise price. In connection with the exercise of these options, the Company effectively sold a minority interest in ATCM at a price less than the net carrying value of the interest sold. The Company applied the provisions of SEC Staff Accounting Bulletin No. 51, consistent with its accounting policy as disclosed in Note 1 to the financial statements for the year ended December 31, 2006, and recorded a $1.8 million reduction in stockholders’ equity of ATCM, representing the difference between the carrying value of the interest sold and the proceeds received. The Company increased minority interest for the shares of ATCM stock issued in connection with the exercise of these options.

October 2004 – Exercise of Optionholders’ Put Rights: In October 2004, after six months and one day following the receipt by the Optionholders of ATCM stock upon exercise of their options granted pursuant to the ATCM Stock Option Plan, the Optionholders exercised their put rights. In purchasing the shares, the Company paid 80% of the aggregate purchase price in October 2004, with the remaining 20% of the net purchase price contingent upon ATCM satisfying certain financial performance criteria. The Company determined the purchase of the shares was at fair value based on a bring-down of the fairness opinion obtained in connection with the repurchase of Mr. Gearon’s interest in ATCM discussed above. The Company determined that these payment terms and related financial performance criteria would further validate the assumptions used in the fair market valuation. In accordance with SFAS No. 141, the acquisition of ATCM stock by the Company was accounted for under the purchase method of accounting. The purchase prices were allocated to the net assets acquired (principally acquired customer base intangible assets) and liabilities assumed based on the estimated fair values at the date of acquisition.

In February 2005, the Company’s Board of Directors determined that the performance criteria had been satisfied, and the Company paid the 20% contingent consideration. As the Company repurchased the shares of ATCM stock after at least six months and one day following the issuance of these shares to the Optionholders, and because the repurchase occurred at fair market value, the Company determined that variable accounting in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”) was not applicable. Paragraph 27 of SFAS No. 141 states that contingent consideration typically should be recorded when the contingency is resolved and the consideration is issued or becomes issuable. Paragraph 26 states that consideration issuable at the expiration of the contingency period shall be disclosed but not recorded as a liability unless the outcome of the contingency is determinable beyond a reasonable doubt. The contingencies were not resolved until February 2005, and accordingly, the additional consideration was paid and adjustments to purchase accounting were recorded consistent with SFAS No. 141 at that time.

ATC South America – Overview of Transactions and Related Accounting

The Company’s issuance and subsequent repurchase of equity interests in ATC South America Holding Corp. (“ATCSA”) is described below. The accounting treatment of the ATCSA transactions were substantially the same as those identified in the ATCM transaction above, and therefore the Company accounted for these transactions in a similar fashion. The following includes a summary of the transactions under the Stockholder/Optionee Agreement (the “2004 Agreement”) filed with the Commission as Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended June 30, 2004, filed August 9, 2004.

January 2004 – Sale of Equity Interest to Mr. Gearon: As set forth in the Prior Response, in January 2004, the Company sold a 1.6% interest in ATCSA to Mr. Gearon for approximately $1.2 million in cash. The sale price to Mr. Gearon of $1.2 million represented the fair market value of a 1.6% interest in ATCSA on the date of the sale based on the Board’s assessment of fair value, determined with the assistance of an appraisal from an independent third-party financial advisor. The 2004 Agreement contained put/call provisions with respect to shares of ATCSA stock (in Section 6 of the 2004 Agreement). The put provision provided Mr. Gearon with the right to require the Company to purchase his interests in ATCSA, at fair market value, any time after the earliest to occur of December 31, 2004, a change in control of the Company or ATCSA, Mr. Gearon’s death or disability or the occurrence of certain events involving the termination of Mr. Gearon’s employment. The call provision provided the Company with the right to purchase Mr. Gearon’s interests in ATCSA, at fair market value, any time after the earliest to occur of December 31, 2005, Mr. Gearon’s death or disability, certain events involving the termination of Mr. Gearon’s employment or certain failures to perform or breaches of the 2004 Agreement by Mr. Gearon. The 2004 Agreement specifically provided that the put and call rights could not be exercised prior to six months and one day from the issuance of the ATCSA stock.

January 2004 – Option Grants: In January 2004, the Company reserved a 10.3% interest in ATCSA for issuance pursuant to the ATCSA Stock Option Plan based on the fair market value assessment noted for the sale of an equity interest in ATCSA to Mr. Gearon noted above. Each of the recipients of options (the “Brazil Optionholders”) granted pursuant to the ATCSA Stock Option Plan became parties to the 2004 Agreement. Under the terms of the ATCSA Stock Option Plan and the agreements for the options granted thereunder, the options were to vest in full upon the earlier of July 1, 2006, the date the put or call rights had been exercised by Mr. Gearon or the Company, as applicable, or in connection with certain changes in control. In accordance with Section 6(a) of the 2004 Agreement and Section 16(b) of the ATCSA Stock Option Plan, once the Brazil Optionholders exercised their options, they had the right to require the Company to purchase their interests in ATCSA, but in no event earlier than six months and one day from the issuance of the ATCSA stock.

October 2005 – Exercise of Mr. Gearon’s Put Right: In October 2005, pursuant to the terms of the 2004 Agreement, Mr. Gearon exercised his right to require the Company to repurchase his interest in ATCSA for its then fair market value. In April 2006, the Company completed the purchase of Mr. Gearon’s interest in ATCSA and paid Mr. Gearon $3.8 million in cash, including interest, which was its then fair market value, based on a fairness opinion obtained by the Company from an independent third-party financial advisor.

Vesting and Exercise of Options: In accordance with the 2004 Agreement, all options granted pursuant to the ATCSA Stock Option Plan vested in full in connection with the exercise of Mr. Gearon’s put right. In October 2005, all of such options were exercised by the Brazil Optionholders, who received shares of ATCSA stock upon exercise and payment of the exercise price.

April 2006 – Exercise of Optionholders’ Put Right: In April 2006, after six months and one day following the receipt by the Brazil Optionholders of ATCSA stock upon exercise of their options granted pursuant to the ATCSA Stock Option Plan, the Brazil Optionholders exercised their put rights. The Company paid the Brazil Optionholders an aggregate of $18.9 million in cash, which was the fair market value of their interests on the date of exercise of their repurchase right, based on the Board’s assessment of fair value with the assistance of an appraisal from an independent third-party financial advisor.

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Tell us the terms of the put rights associated with the stock sold to Mr. Gearon and the stock issued upon the exercise of options, including the exercise dates and settlement provisions. Tell us how you assessed these rights in determining the appropriate accounting treatment for these transactions.

•	Explain to us all of the terms of the Company’s call rights associated with Mr. Gearon's interests in ATC Mexico Holding and ATC South America.

The substantive terms of the put and call rights associated with the stock of ATCM and ATCSA sold to Mr. Gearon and the stock issued upon the exercise of options granted pursuant to the ATCM Stock Option Plan and ATCSA Stock Option Plan are summarized above. The Company assessed these rights in interpreting the accounting literature as follows:

Employment Status:	Mr. Gearon was an employee of the Company. Paragraph 5 of FIN 44 specifies that: “A grantee is an employee if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship. Accordingly, for purposes of applying Opinion 25, a grantee meets the definition of an employee if the grantor consistently represents that individual to be an employee under common law.” Paragraph 11 of FIN 44 specifies that in consolidated financial statements, the evaluation of whether a grantee is an employee under APB No. 25 is made at the consolidated group level. Mr. Gearon was an executive officer of the Company reporting directly to the Company’s Chief Executive Officer, therefore sufficient control existed to establish an employer-employee relationship, and his employment status otherwise qualified him as an employee under common law. Accordingly, Mr. Gearon qualifies as an employee under the provisions of APB 25, FIN 44 and related interpretations for purposes of assessing the accounting treatment of these transactions. Since Mr. Gearon retained his employee status through 2006, this basis in the accounting literature remained applicable.

Price of Repurchase:	The put rights provided for the repurchase of Mr. Gearon’s equity interest to occur at fair market value. Paragraph 70 of FIN 44 and EITF 00-23 Issue 23(d) address instances in which contract terms that provide for repurchase at “other than fair value” would require variable accounting. Since none of the provisions of the agreement with Mr. Gearon provide for a scenario in which repurchase could occur at “other than fair value,” the fair market value repurchase provisions would not trigger variable accounting under FIN 44 and EITF 00-23.

Expected Timing of Repurchase:	The put and call provisions do not permit repurchase prior to six months and one day subsequent to the issuance of the stock. Paragraph 68 of FIN 44 states: “For public entities…variable accounting is required for a stock…award with a share repurchase feature if the shares are expected to be repurchased within six months after… issuance of those shares. If the repurchase feature is a right held by the employee to sell those shares back to the entity, variable accounting shall be required for the award if that right can be exercised within six months of issuance of the shares.” Since exercise of the put or call rights within six months after issuance of the shares was contractually prohibited, such rights would not trigger variable accounting for this transaction.

•	Tell us how you determined that variable accounting was not required for the stock issued to Mr. Gearon or the options issued under the ATCM Stock Option Plan and the ATCSA Stock Option Plan.

Stock Issued to Mr. Gearon: As discussed above, the Company determined that variable accounting was not required for the stock issued to Mr. Gearon because paragraph 68 of FIN 44 indicates that variable accounting is not required if the stated share repurchase price is at fair value and “...the shares are not expected to be repurchased within six months after exercise or share issuance.”

Stock Option Grants: The stock option grants issued under both the ATCM Stock Option Plan and the ATCSA Stock Option Plan had the same repurchase terms as those of Mr. Gearon. The same rationale relative to the fair value repurchase terms described immediately above applies to these stock option grants.

Puts and Calls: The shares obtained upon exercise of the options were subject to put and call rights per the 2001 Agreement and 2004 Agreement, as applicable, at fair market value. The 2001 Agreement and the 2004 Agreement specifically provided that the put and call rights could not be exercised prior to six months and one day from the issuance of the stock. Thus, in accordance with paragraph 75-90 of EITF 00-23, the puts and calls do not create a situation requiring variable accounting. As previously discussed, paragraph 68 of FIN 44 indicates that variable accounting is not required if the stated share repurchase price is at fair value and “...the shares are not expected to be repurchased within six months after exercise or share issuance.”

•	Tell us your consideration of EITF 87-23 with respect to the accounting for these issuances.

The issue outlined in EITF 87-23 relates to a purchase price being calculated on a fixed price based on book value or earnings (and therefore “formula-driven”). Under the 2001 Agreement and the 2004 Agreement, the purchase prices for the sale of stock and the repurchase prices to be paid by the Company were based on fair market value, and therefore, were not considered to be formula driven plans.

With respect to the repurchase of interests in ATCM and ATCSA by the Company, the 2001 Agreement and the 2004 Agreement established the repurchase prices based on the “Holding Value” of ATCM and ATCSA, respectively. The definition of “Holding Value” in each of the 2001 Agreement and the 2004 Agreement included the following:

“Holding Value” shall mean the fair market value of the Holding Common Stock, determined in accordance with this definition. The parties agree that the fair market value of the Holding Common Stock shall mean the price at which a willing seller would sell and a willing buyer would buy a comparable business as an ongoing business in an arm’s length transaction (as a sale of the stock or, if applicable, other equity interests), determined as if Holding were a public company and the Holding Common Stock were publicly traded on a securities exchange in the United States of America and widely held at the time of such determination and without consideration of any restrictions or encumbrances or contractual rights relating to the equity securities thereof, and assuming all of the outstanding stock or, if applicable, other equity interest are to be sold in a single transaction. The Board of Directors of ATC has determined, and Gearon agrees, that the fair market value of the Holding Common Stock would be an amount equal to the excess, if any, of (a) fifteen (15) times the Adjusted EBITDA of Holding for the four fiscal quarters ended prior to the date of determination over (b) the sum of (i) the aggregate principal amount and accrued and unpaid interest on all Indebtedness for Money Borrowed of Holding, and (ii) the aggregate liquidation preference and accrued and unpaid dividends on all preferred stock of Holding, in each case as of the last day of such four fiscal quarters. The parties agree that the Board of Directors of ATC shall, from time to time, determine whether the foregoing valuation methodology is an appropriate one for determining Holding Value. If the ATC Board of Directors determines, after consultation with Gearon, that such valuation methodology no longer reflects the fair market value of the Holding Common Stock, it shall (a) determine such fair market value, (b) establish new valuation methodology, or (c) establish other means for determining it, including without limitation by the appointment of an investment banking firm knowledgeable in the business in which Holding is engaged and reasonably acceptable to Gearon or, in the event they are unable to agree upon a single investment banking firm, each shall appoint one such firm and the two firms thus appointed shall select a third firm whose determination of such fair market value shall be binding and conclusive on the parties. Any such investment banking firm shall determine such fair market value based on the then existing facts and circumstances, including the existing business plan and projections of Holding. Holding shall pay all costs and expenses of any investment banking firm appointed pursuant to these provisions. ATC shall promptly advise Gearon of its determination. If the ATC Board of Directors makes a determination or establishes a new valuation methodology and such determination or valuation methodology results in a lower Holding Value than the valuation methodology set forth in this definition, Gearon shall have the right to have an independent investment banking firm appointed in accordance with the foregoing provisions of this definition. Anything in this definition to the contrary notwithstanding, for purposes of determining the fair market value of the Holding Common Stock, it shall be assumed that, and the valuation shall be based on the assumption that, the only business conducted by Holding was the Core Business.”

Although the definition above references “Holding Value” (i.e., the value of ATCM or ATCSA, as applicable) based on 15 times Adjusted EBITDA, this is not indicative of a formula-based plan because the agreement defaults to a fair value assessment to determine the Holding Value, as evidenced by the detailed discussion of the process for determining fair value set forth above. The Company’s intent from the inception of the 2001 Agreement and the 2004 Agreement was always to utilize a fair market value assessment to determine the Holding Value. Furthermore, in the actual repurchase price determination, the Board of Directors determined that 15 times Adjusted EBITDA was above fair market value, and therefore no longer reflected the fair market value of the Holding Common Stock. Accordingly, consistent with the Company’s original intentions and the provisions of the 2001 Agreement and the 2004 Agreement, the Company conducted a fair market value assessment and obtained a fairness opinion pursuant to which the Company determined that the Holding Value for each of ATCM and ATCSA was less than 15 times the respective Adjusted EBITDA.

The Company does not believe the provisions of EITF 87-23 are applicable to these transactions as EITF 87-23 refers to stock purchase plans in which “the purchase price is a formula price based on book value or earnings.” As described above, the purchase price was determined solely on an assessment of fair market value rather than a predetermined ratio to book value or earnings.

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We note that Mr. Gearon purchased his interests in ATC Mexico, in part, through the issuance of a promissory note. Tell us the terms of this loan and its impact, if any, on your accounting treatment of the shares issued.

Mr. Gearon purchased his interests in ATC Mexico with a combination of $1.7 million in cash and a $6.7 million secured promissory note. In connection with the note, Mr. Gearon entered into a pledge agreement to provide security for his obligations under the note. The key terms of this secured note and pledge agreement were as follows:

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The principal amount of the note was $6,720,000, which bore interest at 7% per annum, and was payable quarterly by Mr. Gearon commencing December 31, 2001, and in full at the Maturity Date. Mr. Gearon made current interest payments under the note, which, from inception until the repayment of the note, resulted in payments by Mr. Gearon to the Company of over $1.1 million.

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The note was secured by the collateral pledged pursuant to the pledge agreement. As set forth in the pledge agreement, the collateral consisted of all of Mr. Gearon’s shares of ATCM stock and certain of his own shares of American Tower Corporation Class A common stock with an aggregate market value of $6.7 million as of the date of the pledge.

The Company determined that the loan did not give rise to variable accounting because, in addition to the pledge of shares of ATCM stock, Mr. Gearon made a substantive investment in ATCM stock, specifically $1.7 million in cash, and $6.7 million in Class A common stock of American Tower Corporation pledged as collateral.

The Company reviewed the applicable accounting guidance in EITF 00-23 Issue 34 (paragraph 158) in assessing whether the loan had recourse and was substantive, and considered the following factors:

•	Mr. Gearon secured the notes with all of his shares of ATCM stock (including those shares for which he paid $1.7 million in cash), which investment was at risk by reason of the pledge.

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Mr. Gearon pledged shares of stock of American Tower Corporation (i.e., not ATCM stock) that he owned as collateral for the note. This collateral, valued at $6.7 million as of the date of the pledge and the note, provided significant recourse to the Company in the event of default by Mr. Gearon.

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As of the date of the pledge and the note, the collateral value of the American Tower Corporation Class A common stock was equal to 100% of the note amount, and the total collateral value (including cash paid for the ATCM shares) was equal to 126% of the note amount.

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The Company assessed this collateral and viewed it as sufficient to support and secure the repayment of the note. At the time of the note, both parties agreed that the security for the note was appropriate. In addition, the Company believed at the time that, if the Company’s operations in Mexico failed to develop as expected, it would not have a significant adverse impact on the equity value of American Tower Corporation. Accordingly, the shares of American Tower Corporation stock securing the loan were also considered to be substantive collateral protection on their own merits.

Based on the above, we concluded in accordance with EITF 00-23 Issue 34 that the note was substantive and that Mr. Gearon was at risk with respect to his investment in ATCM. Accordingly, no variable accounting treatment was required.

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We note, as consideration for the purchase of Mr. Gearon’s interest in ATC Mexico Holding, you issued 2,203,968 shares of Class A common stock and paid $3.7 million in cash. Explain to us the circumstances that resulted in your issuance of common stock to Mr. Gearon for his interest in ATC Mexico. Tell us if this was a term of the original put agreement or as a result of a subsequent negotiation. Explain to us your consideration of this when determining the appropriate accounting treatment for these transactions.

The terms of the 2001 Agreement specifically provided for the repurchase by the Company of the interests in ATCM from Mr. Gearon and the Optionholders using cash and/or shares of the Company’s Class A common stock as consideration, at the Company’s election. Per Section 6(c) of the 2001 Agreement:

“At the closing Gearon and, as applicable, the Electing Put Stockholders or the other Stockholders shall convey the Holding Securities to be sold by it, properly endorsed for transfer, free of all Liens, and the applicable Put/Call Price shall be paid by wire transfer of immediately available funds or, at the election of ATC, shares of ATC Common Stock, or any combination thereof.”

In determining whether to pay the consideration to Mr. Gearon in cash and/or in shares of the Company’s Class A common stock, the Company considered NYSE Rule 312.03(b), which requires shareholder approval of the issuance of greater than 1% of company stock to a company officer. In March 2004, the Company’s Board of Directors approved the issuance of the Company’s Class A common stock to Mr. Gearon as partial consideration for his interest in ATCM, and specifically authorized the issuance of up to 2,203,968 shares (1% of shares outstanding) to Mr. Gearon, with the balance of the purchase price to be paid in cash. There was no subsequent renegotiation of the 2001 Agreement. The Company does not believe this election leads to variable accounting because the repurchase price and consideration was determined in accordance with the 2001 Agreement.

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Explain to us your consideration of the subsequent renegotiations of the methodologies for determining the fair value of Mr. Gearon’s interests in ATC Mexico Holding and ATC South America when determining the appropriate accounting for these transactions.

As set forth in the Prior Response, the terms of the 2001 Agreement and the 2004 Agreement provided that the repurchase price to be paid by the Company for the interests in ATCM and ATCSA would be at the fair market value, based on 15 times the Adjusted EBITDA for ATCM and ATCSA, as applicable, unless the Board of Directors determined, after consultation with Mr. Gearon, that such valuation methodology no longer reflected fair market value. In accordance with the terms of these agreements, the Board of Directors determined that the 15 times Adjusted EBITDA multiple resulted in a value above fair market value. The subsequent determinations with respect to valuation did not amount to a renegotiation by the Company and Mr. Gearon of the methodologies used for determining the fair value of Mr. Gearon’s interests in ATCM and ATCSA, as they were specifically provided for in the original agreements. As discussed in the Prior Response, based on market conditions and other considerations, the Company and Mr. Gearon agreed that the 15 times Adjusted EBITDA overstated the respective fair values of ATCM and ATCSA, and that, in accordance with the terms of the 2001 Agreement and the 2004 Agreement, the Company’s Board of Directors utilized the assistance of an independent third-party financial advisor to determine fair value at each relevant date.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Note 7. Subsequent Events, page 16

4.	We note that you terminated certain forward starting interest rate swaps designated as cash flow hedges upon the issuance of fixed rate debt. Clarify for us how this hedge was intended to manage your exposure to “variability in cash flows relating to forecasted interest payments in connection with the likely issuance of new fixed rate debt.” Tell us how you determined that it was appropriate to account for this transaction as a cash flow hedge under SFAS 133.

RESPONSE:

In the second half of 2006, the Company determined it would issue collateralized mortgage backed securities in a securitization transaction on or prior to July 31, 2007. The forecasted transaction was expected to be fixed rate indebtedness based on the five-year LIBOR swap rate. Accordingly, the Company’s expected cash flows related to anticipated interest payments under the forecasted transaction would vary as fluctuations in the LIBOR swap rate occurred prior to the forecasted issuance date.

In order to manage our exposure to unfavorable fluctuations prior to the forecasted issuance date, the Company entered into a series of five-year forward starting interest rate swap agreements (the “interest rate swaps”) beginning in October 2006. The interest rate swaps called for the Company to receive interest quarterly at a variable rate equal to LIBOR and to pay interest monthly at a fixed rate. On the effective date of the interest rate swaps, the interest rate swaps were to be terminated and settled in cash. Such settlement amounts were reflective of changes in the five-year LIBOR swap rate from the respective trade dates of the interest rate swaps to the settlement date. The combination of the interest rate swap settlements and the hedged interest payments on the debt obligation would result in a net cash outflow or inflow equal to the locked-in fixed rate. Accordingly, the Company determined this risk management strategy utilizing forward interest rate swaps would manage the Company’s exposure to variability in cash flows relating to forecasted interest payments in connection with the likely issuance of new fixed rate indebtedness in connection with the securitization transaction.

The Company determined it was appropriate to account for the interest rate swap transactions as cash flow hedges based on its assessment that the criteria of paragraph 28 of SFAS No. 133 were met at the inception of the hedge. As established above, the interest rate swaps hedged an exposure to variability in expected future cash flows attributable to changes in the five-year LIBOR swap rate. At the inception of the hedge, the Company completed formal documentation of the hedging relationship, assessed the Company’s risk management objective and strategy and undertook all other required documentation under paragraph 28. The Company demonstrated the hedging relationship to be highly effective in achieving the risk management objective by undertaking a regression analysis comparing the change in the value of the actual derivative to the change in the value of the perfect hypothetical hedge; effectiveness was established using this means at the inception of the hedge, at the end of each subsequent reporting period and at the termination of the hedges. The hedges were terminated, as planned, contemporaneous with the completion of the forecasted securitization transaction in May 2007.

The Company also determined the criteria of SFAS No. 133 paragraph 29 were met regarding the eligibility of a forecasted transaction to be treated as a cash flow hedge. The Company documented at each relevant date, which included quarterly assessments from inception of the hedge through termination, that the transaction was highly probable based primarily on debt market conditions and the Company’s ability to execute the forecasted transaction. The Company’s documentation of the transaction’s probability included a discussion of precedent transactions within the communications tower industry, the financial condition and credit standing of the Company’s subsidiary that was to complete the transaction and discussions with investment bankers advising the Company on the transaction. This probability assessment was validated by the Company completing the forecasted securitization transaction in May 2007.

Based on the assessment of the forecasted transaction and the interest rate swaps noted above, the Company concluded it was appropriate to account for the interest rate swap transactions as cash flow hedges under SFAS No. 133.

*     *     *     *

If you require additional information, please telephone the undersigned or Bradley E. Singer, Chief Financial Officer, at (617) 375-7500.

Very truly yours,

/s/ Jean A. Bua
Jean A. Bua
Executive Vice President, Finance and Corporate Controller

cc:	Bradley E. Singer
Edmund DiSanto, Esq.
Nathaniel B. Sisitsky, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP